Exhibit 99.77

ELEMENTAL ALTUS ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING

July 31, 2025 – Vancouver, BC: Elemental Altus Royalties Corp. (“Elemental Altus” or the “Company”) (TSX-V: ELE, OTCQX: ELEMF) announces the voting results from its Annual General and Special Meeting held on July 29, 2025. Each of the resolutions approved at the meeting were described in detail in the Company’s management information circular dated June 18, 2025, available on the SEDAR+ website at www.sedarplus.ca and on the Company’s website at www.elementalaltus.com.

Resolution	Votes For	Votes Against	Withheld/ Abstain	% For	% Against	% Withheld/ Abstain
Fixing the Number of Directors	179,474,695	4,701,560	-	97.45%	2.55%	-
Election of Directors
Juan Sartori	179,058,302	-	96,774	99.95%	-	0.05%
Simon Vumbaca	179,058,302	-	96,774	99.95%	-	0.05%
Ravi Sood	168,784,931	-	10,370,145	94.21%	-	5.79%
Sandeep Singh	179,061,045	-	94,031	99.95%	-	0.05%
Prashant Francis	179,058,302	-	96,774	99.95%	-	0.05%
Appointment of Auditors	184,152,227	-	24,028	99.99%	-	0.01%
Approval of Omnibus Plan	175,695,950	388,547	-	99,78%	0.22%	-
Approval of Consolidation	183,227,694	948,561	-	99.48%	0.52%	-

Grant of Options

The Company has granted a total of 360,000 restricted share units (each “RSU”) and a total of 782,850 stock options to directors who joined the Company in 2025. The RSUs vest in equal instalments over twelve, twenty-four, and thirty-six months. Each vested RSU will entitle the holder to receive one common share of the Company or the equivalent cash value thereof at the deemed price of C$1.99. The RSUs will fully vest on July 31, 2028. The stock options are exercisable for a period of 5 years from the date of the grant at an exercise price of C$1.60 per Common Share. 625,000 of the stock options vest in four equal instalments on the date of grant, and on the 6 month, 12 month, and 18 month anniversary thereof, and 157,850 stock options will vest on the one year anniversary of grant. The stock options and RSUs will expire on July 31, 2030.

The stock options have been granted to directors of the Company under the terms of the Company’s stock option and compensation share plan and are subject to regulatory approval.

Frederick Bell

CEO

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, “forward-looking statements”), concerning the business, operations and financial performance and condition of the Company. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold; the estimation of mineral reserves and mineral resources; the realization of Mineral Reserve estimates; the Company’s growth prospects; the Company’s estimated 2025 revenues; and the timing and amount of estimated future production. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” “believes,” “projects” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.” Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, volatility in the price of gold, discrepancies between anticipated and actual production by companies in our portfolio, risks inherent in the mining industry to which the companies in our portfolio are subject, regulatory restrictions, the impact of the current COVID-19 pandemic on the companies in our portfolio, activities by governmental authorities (including changes in taxation), currency fluctuations and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in our portfolio. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company cautions readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Company does not undertake to update any forward- looking statements except in accordance with applicable Canadian securities laws. Readers are directed to the Company’s Annual Information Form dated April 29, 2024, filed under the Company’s profile on SEDAR (www.sedarplus.ca) for a complete list of applicable risk factors. Investors are advised that National Instrument 43-101 Standards for disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators requires that each category of Mineral Reserves and Mineral Resources be reported separately. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender Street | Vancouver, BC | V6C 2V6 | Canada

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